FORM 11-K

                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the ten months ended December 31, 1997

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 333-19283

                              LUBY'S CAFETERIAS
                        SAVINGS AND INVESTMENT PLAN
                          (Full title of the plan)

                            LUBY'S CAFETERIAS, INC.
           (name of issuer of the securities held pursuant to the plan)

                            2211 Northeast Loop 410
                             Post Office Box 33069
                         San Antonio, Texas 78265-3069
                    (Address of principal executive office)

                            REQUIRED INFORMATION

Item 1.  Audited Statement of Net Assets Available for Benefits

    Audited statement of net assets available for benefits at December 31, 1997, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.

Item 2.  Audited Statement of Changes in Net Assets Available for Benefits

    Audited statement of changes in net assets available for benefits for ten months ended December 31, 1997, prepared in accordance with the financial reporting requirements of ERISA are filed herewith as an exhibit.


                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  June 29, 1998.

                                              LUBY'S CAFETERIAS SAVINGS AND
                                                INVESTMENT PLAN
                                              By:  Luby's Cafeterias, Inc.
                                                   Plan Administrator


                                                   LAURA M. BISHOP
                                              By: ___________________________
                                                  Laura M. Bishop
                                                  Senior Vice President and
                                                  Chief Financial Officer

                                     EXHIBIT INDEX


Exhibit No.   Document

  1 Audited financial statements, notes thereto and supplemental schedules

  2           Consent of Ernst & Young LLP